Cash Flow

Sisterhood productions

Date Range: Jun 24, 2020 to Mar 15, 2022

CASH INFLOW AND OUTFLOW	Jun 24, 2020 to Mar 15, 2022
Operating Activities	
Purchases	-$191.00
Net Cash from Operating Activities	**-$191.00**
Investing Activities	
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Owners and Shareholders	$360,910.53
Net Cash from Financing Activities	**$360,910.53**

OVERVIEW

Starting Balance	**$0.00** **As of 2020-06-24**
Gross Cash Inflow	$511,010.53
Gross Cash Outflow	$150,291.00
Net Cash Change	**$360,719.53**
Ending Balance	**$360,719.53** **As of 2022-03-15**